

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-mail
Mr. A. J. Kazimi
Chairman and Chief Executive Officer
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 36203

> **Re: Cumberland Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2012**
> **File No. 333-184091**

Dear Mr. Kazimi:

We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

1. Please amend page 15 of your registration statement to incorporate by reference the Form 8-K filed by the company on April 11, April 20, May18, May 24, June 29, and September 19, 2012. Please refer to Item 12(a)(2) of Form S-3. See also, General Instruction B to Form 8-K, and Items 5.02 and 5.07 of Form 8-K.

Pending Confidential Treatment Application

2. It appears that the registrant has a pending request for confidential treatment. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Krug at (202) 551-3262, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan

Jeffrey P. Riedler
Assistant Director

cc: Kolin B. Holladay, Esq.
         Adams and Reese LLP
         Fifth Third Financial Center
         424 Church Street, Suite 2700
         Nashville, Tennessee 37219